Exhibit 99.1

Yandex has reached an agreement in principle on the sale of News and Zen to VK

Moscow, Amsterdam, April 28, 2022 – Yandex N.V., a Dutch public limited company and one of Europe’s largest internet businesses as well as the leading search and ride-hailing provider in Russia, today announced that its principal Russian operating subsidiary, Yandex LLC, has reached agreement in principle with VK to sell Yandex’s news aggregation platform and infotainment service Zen.

While the parties have come to an agreement in principle on a transaction, they are continuing to discuss certain technical details, which will be announced in due course. The transaction would be subject to the approval of FAS.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://yandex.com/company/.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our potential divestment of our news aggregation platform and our infotainment service Zen, are forward-looking statements. The Company can provide no assurance that it will be successful in negotiating acceptable terms or closing a transaction. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, competitive pressures, changes in advertising patterns, changes in user preferences, and technological developments, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at

https://www.sec.gov/. All information in this release and in the attachments is as of April 28, 2022, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru